                                                                     EXHIBIT 4.9

                                  FORM 53-901F

                                 SECURITIES ACT

                          MATERIAL CHANGE REPORT UNDER
             SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
               AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

ITEM 1.  REPORTING ISSUER

         Cardiome Pharma Corp.
         6190 Agronomy Road, 6th Floor
         Vancouver, BC V6T 1Z3

ITEM 2.  DATE OF MATERIAL CHANGE

         March 1, 2005

ITEM 3.  PRESS RELEASE

         March 1, 2005 - Vancouver, British Columbia

ITEM 4.  SUMMARY OF MATERIAL CHANGE

         Cardiome Pharma Corp reported financial results for the year ended December 31, 2004.

ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

         Not Applicable.

ITEM 7.  OMITTED INFORMATION

         Not Applicable.

ITEM 8.  SENIOR OFFICER

         Name:       Christina Yip
         Title:      Vice President, Finance and Administration
         Phone No.:  604-677-6905

ITEM 9.  STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 1st day of March, 2005.

                                CARDIOME PHARMA CORP.



                                PER:    /s/ Christina Yip
                                      ----------------------------------------
                                      CHRISTINA YIP,
                                      VICE PRESIDENT, FINANCE AND ADMINISTRATION

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

[CARDIOME LOGO]       6190 Agronomy Road, 6/F         Tel: 604-677-6905
                           Vancouver, B.C.            Fax: 604-677-6915
                           V6T 1Z3 CANADA             Website: www.cardiome.com
--------------------------------------------------------------------------------

                  FOR IMMEDIATE RELEASE NASDAQ: CRME TSX: COM

                      CARDIOME REPORTS YEAR END FINANCIALS

VANCOUVER, CANADA, MARCH 1, 2005 - Cardiome Pharma Corp. (NASDAQ-CRME, COM-TSX) reported today financial results for the year ended December 31, 2004. Effective December 31, 2003, the Company changed its fiscal year end from November 30 to December 31. As a result, the Company has provided comparative results for the thirteen months ended December 31, 2003. Amounts, unless specified otherwise, are in Canadian dollars. At close of business on December 31, 2004, the exchange rate was CDN$1.00 = U.S. $0.8319.

CORPORATE DEVELOPMENT

We accomplished several significant milestones during fiscal 2004:

o We recently completed and announced the top-line results from ACT 1, the first Phase III clinical trial of our intravenous formulation of RSD1235, or RSD1235 (iv), for the treatment of recent-onset atrial fibrillation. This blinded, placebo-controlled study will be used to support the application for regulatory approval of RSD1235 (iv) in the U.S. and Canada. Top-line data from the study showed that 52% of recent-onset atrial fibrillation patients who received RSD1235 (iv) converted to normal heart rhythm, as compared to 4% of placebo patients (p<0.001).

o We initiated ACT 2, the second Phase III clinical trial of RSD1235 (iv) for the treatment of atrial fibrillation. ACT 2 will enroll approximately 210 patients and will focus on the treatment of patients with transient atrial fibrillation occurring after coronary artery bypass graft (CABG) or valve replacement surgery. ACT 2 is intended to support the safety dossier attached to the RSD1235 (iv) new drug application, or NDA, and may also form the basis for expanding the application of RSD1235 (iv) into the treatment of post-operative atrial fibrillation.

o Fujisawa Healthcare Inc., or Fujisawa, our collaboration partner, initiated ACT 3, the third Phase III clinical trial of RSD1235 (iv) for the treatment of atrial fibrillation. This blinded, placebo-controlled study will also be used to support the NDA for RSD1235 (iv). ACT 3 will enroll approximately 240 patients and measures the safety and efficacy of RSD1235 in recent-onset atrial fibrillation patients.

o We completed formulation work on a controlled-release formulation of our oral formulation of RSD1235, or RSD1235 (oral). This formulation was then advanced into Phase I single-dose safety and pharmacokinetic studies in healthy volunteers. Further Phase I studies will be undertaken as preparation for a Phase II proof-of-concept efficacy study in atrial fibrillation patients.

o We completed patient enrolment in OPT-CHF, a Phase II clinical study measuring the safety and efficacy of the oral application of Oxypurinol in moderate to severe symptomatic congestive heart failure patients. This blinded, placebo-controlled study will measure the clinical symptom impact of six months of dosing of Oxypurinol on 405 congestive heart failure patients.

o We completed two investigator-sponsored proof-of-concept trials which both measured the impact of Oxypurinol on the cardiac output of congestive heart failure patients. The 20 patient open-label (no placebo control) EXOTIC-EF study showed that a single IV dose of Oxypurinol appeared to increase cardiac output. The 60 patient, blinded, placebo-controlled LaPlata study showed that 30 days of orally dosed Oxypurinol appeared to have a similar effect.

o We succeeded in listing our common shares on the Nasdaq National Market. This move was intended to broaden our shareholder base by making it easier for U.S.-based investors to trade our common shares.

o We completed a sale of $4 million of our common shares to Fujisawa at a 25% premium to the average closing price of our common shares on the Toronto Stock Exchange over the preceding 30 calendar-day period.

RESULTS OF OPERATIONS

We changed our year end to December 31 effective December 31, 2003. Our transition year was the thirteen month period ended December 31, 2003.

For the year ended December 31, 2004, or fiscal 2004, we recorded a net loss of $27.8 million ($0.71 per common share) compared to a net loss of $19.9 million ($0.63 per common share) and $14.0 million ($0.60 per common share) for the thirteen months ended December 31, 2003, or fiscal 2003, and for the year ended November 30, 2002, or fiscal 2002, respectively. Since our formation in 1986, we have incurred a cumulative deficit of $92.1 million. The increase in net loss for fiscal 2004, as compared to fiscal 2003, was largely due to our expanded clinical development activities during fiscal 2003 and the write-down of intangible assets associated with Oxypurinol for the treatment of gout. However, this was partially offset by the increase in licensing fees and research collaborative fees as described below. Our results of operations were in line with management's expectations.

We expect losses to continue for at least two fiscal years as we invest in our product research and development, including clinical trials and regulatory compliance.

REVENUES

Total revenue increased to $26.4 million in fiscal 2004 from $6.0 million in fiscal 2003. The total revenue in fiscal 2004 was comprised of $12.6 million for licensing fees and $13.8 million for research collaborative fees, as compared to $1.3 million for licensing fees and $4.7 million for research collaborative fees for fiscal 2003.

Licensing fees represent the amortization of deferred revenue related to upfront payments from our collaborative partners. The increase in licensing fees in fiscal 2004, as compared to those in fiscal 2003, was primarily due to the recognition of the remaining $0.9 million of unamortized deferred revenue related to the upfront payment from our collaborative partner, UCB Farchim S.A., as compared to $0.5 million for fiscal 2003, the increased amortization of deferred revenue, related to the upfront payment and the premium on equity investment from Fujisawa, of $4.5 million, as compared to $0.8 million for fiscal 2003, and the milestone payment for the successful completion of the first Phase III clinical trial of $7.2 million, as compared to $0.0 for fiscal 2003.

The increase in research collaborative fees in fiscal 2004 was mainly attributable to the increased research and development cost recovery of $11.7 million, as compared to $3.2 million for fiscal 2003 and the increased project management fees of $1.9 million in fiscal 2004, as compared to $0.6 million for fiscal 2003. This was offset by the declined research service fees of $0.2 million from UCB Farchim S.A. in fiscal 2004, as compared to $0.9 million for fiscal 2003.

We expect to continue recognizing as revenue the amortization of deferred revenue related to the upfront payment and the premium on equity investment from Fujisawa. We will continue to receive project management fees and development cost reimbursements from Fujisawa.

RESEARCH AND DEVELOPMENT EXPENDITURES

Research and development expenditures were $38.7 million for fiscal 2004, as compared to $16.9 million for fiscal 2003.

The increase of $21.8 million in research and development expenditures in fiscal 2004, as compared to those incurred in fiscal 2003, was primarily due to the expanded clinical development activities in 2004, with commencement, continuation or completion of three Phase III studies of RSD1235 (iv) (ACT 1, ACT 2, and ACT 3), one Phase II regulatory study (OPT-CHF), two Phase II proof-of-concept studies (EXOTIC-EF, LaPlata) of Oxypurinol, and two Phase I studies of RSD1235 (oral). Stock-based compensation of $1.2 million in 2004, as compared to $0.6 million in fiscal 2003, also contributed to the increased research and development costs.

The following provides a description of major clinical trial(s) and research and development expenditures for each of our projects:

RSD1235 (iv)

During fiscal 2004, we completed the first Phase III clinical study of RSD1235
(iv) applied to recent-onset atrial fibrillation, and initiated two additional Phase III studies, ACT 2 and ACT 3.

The ACT 1 Study

In August 2003, we initiated ACT 1, our first Phase III clinical trial of active atrial fibrillation, and finished its patient enrollment in October 2004. The study looked at three sub-groups of patients, including 237 patients with recentonset atrial fibrillation (more than three hours but less than seven days), 119 patients with longer-term atrial fibrillation (more than seven days but less than 45 days) and 60 patients with atrial flutter. The primary endpoint in ACT 1 was conversion of recent-onset atrial fibrillation to normal heart rhythm for a period of at least one minute post-dosing within 90 minutes of the start of dosing. The study was initiated in August 2003, and was carried out in 45 centers in the U.S., Canada and Scandinavia.

In December 2004 and February 2005, we announced top-line results for ACT 1. We anticipate a full trial report will be presented in May 2005 at the Heart Rhythm Society Meetings in New Orleans. The study showed that of the 237 patients with recent-onset atrial fibrillation, 52% of those receiving RSD1235 (iv) converted to normal heart rhythm, as compared to 4% of placebo patients (p<0.001). In those recent-onset atrial fibrillation patients dosed with RSD1235 (iv) who converted to normal heart rhythm, the median time to conversion was 11 minutes from the initiation of dosing. Of the 75 patients who converted to normal heart rhythm within 90 minutes of the initiation of dosing, 74 (99%) of them remained in normal rhythm for at least 24 hours. In the longer-term atrial fibrillation population, 8% of patients who were dosed with RSD1235 (iv) had their atrial fibrillation converted, as compared to 0% of placebo patients, a difference which was not statistically significant.

The top-line ACT 1 study data suggests that RSD1235 (iv) is also well-tolerated in the target patient population. In the 30 day interval following drug administration to these recent-onset patients, serious adverse events occurred in 18% of placebo patients and 13% of drug group patients. Potentially drug-related serious adverse events occurred in 0% of placebo patients and 1.4% of patients receiving RSD1235 (iv). There were no cases of drug-related Torsades de Pointes, a well-characterized arrhythmia which is an occasional side effect of many current anti-arrhythmia drugs. No patients needed to discontinue ACT 1 due to study drug, and there were no deaths attributed to RSD1235 (iv).

RSD1235 (iv) appears to be ineffective in converting atrial flutter patients to normal heart rhythms. Only one of 39 patients dosed with RSD1235 (iv) converted to normal heart rhythm, while 0 of 15 placebo patients converted to normal heart rhythm. In the 30 day interval following treatment administration, serious adverse events occurred in 27% of placebo patients and 18% of drug group patients. Potentially serious adverse drug-related events occurred in zero placebo patients and in two patients receiving RSD1235 (iv).

The ACT 2 Study

The ACT 2 study, initiated in March of 2004, will enroll approximately 210 patients and will evaluate the efficacy and safety of RSD1235 (iv) in the treatment of patients who have developed transient atrial fibrillation following cardiac surgery. The primary endpoint in this study is acute conversion of atrial fibrillation to normal heart rhythm.

The ACT 3 Study

Our collaborative partner, Fujisawa, initiated the ACT 3 study in July 2004. ACT 3 will enroll approximately 240 patients. Two groups of patients will be enrolled. The primary endpoint will be based on 160 patients with recentonset atrial fibrillation or atrial flutter (in atrial fibrillation or atrial flutter longer than three hours but less than seven days). The study will also measure the safety and efficacy of RSD1235 (iv) in 80 longer-term atrial fibrillation patients (in atrial fibrillation more than seven days but less than 45 days).

As the project advanced from Phase II clinical testing in a single study in fiscal 2002 to Phase III clinical testing in three concurrent studies in fiscal 2004, our expenditures for this project increased substantially. Total research and development for this project was $21.3 million for fiscal 2004, as compared to $7.5 million and $6.3 million for fiscal 2003 and fiscal 2002, respectively. Also included in the increased expenditures in fiscal 2004 were the costs associated with the manufacturing of stability batches of RSD1235 and clinical drug supplies. These stability batches will generate manufacturing data required for our potential NDA in 2005. In accordance with our collaboration and license agreement with Fujisawa, overall RSD1235 (iv) expense recoveries of $11.7 million were recorded as research collaborative fees for fiscal 2004, as compared to $3.2 million for fiscal 2003.

THE RSD1235 ORAL PROJECT

Following a proof of concept trial suggesting RSD1235 has oral bioavailability, with approximately 70% of the orally administrated RSD1235 found in the blood stream of the healthy volunteers who ingested the drug, we started our formulation work and pre-clinical toxicology testing in 2003. We completed our oral formulation work and began testing of our formulations in healthy volunteers in fiscal 2004. We also continued to conduct pre-clinical toxicology testing on RSD1235 (oral) in fiscal 2004.

In September 2004, we initiated dosing of RSD1235 (oral) in 12 healthy volunteers in a Phase I formulation evaluation study in Europe. This study was an open-label, cross-over evaluation of two sustained release formulations of RSD1235 (oral) in comparison to an immediate release formulation of RSD1235
(oral). Based on the successful completion of the study in November 2004, we have chosen a controlled-release formulation for further clinical development.

In November 2004, we initiated a food effect study. The objective of the study is to further evaluate the effect of food on the absorption of our controlled-release formulation of RSD1235 in patients under both fed and fasted conditions.

Total expenditures for the RSD1235 (oral) project increased to $5.1 million for fiscal 2004, as compared to $0.4 million for fiscal 2003. The increase was the result of the increased operational activities associated with the formulation work, manufacture of drug supplies, the initiation of Phase I clinical trials and pre-clinical toxicology testing work in fiscal 2004. An important part of the increased expenditures in fiscal 2004 were costs associated with the manufacturing of drug supplies for ongoing and future clinical trials.

OXYPURINOL FOR CONGESTIVE HEART FAILURE PROJECT

During fiscal 2004, patient recruitment was completed for three clinical studies applying Oxypurinol to the treatment of congestive heart failure which were initiated in fiscal 2003: the OPT-CHF study, the EXOTIC-EF study, and the LaPlata study.

The OPT-CHF Study

OPT-CHF which was initiated in March 2003 finished its patient recruitment on December 22, 2004. The placebo-controlled study investigates the impact of 24 weeks of daily oral dosing of Oxypurinol (600 mg/day) on the clinical outcomes of an expected 405 moderate to severe symptomatic heart failure.

The study enrolled New York Heart Association class III and IV patients with ejection fractions less than or equal to 40%. All randomized patients have experienced at least one hospitalization or emergency room visit for heart failure in the previous 18 months, or had a new heart failure medication added to their drug regimen due to lack of medical stability.

The primary end point of the study is a composite that assigns all patients to one of three categories: improved, unchanged or worsened. Improvement consists of improvement in New York Heart Association class or improvement in patient global heart failure assessment. Worsening includes death, re-hospitalization or emergency clinic visit, requirement for acute change in medication, and other factors. We have completed patient recruitment and expect to report the results in the third quarter of 2005. If successful, we may initiate a Phase III clinical trial in 2006.

The EXOTIC-EF Study

In September 2004, we announced positive interim results for an investigator-sponsored study, EXOTIC-EF. This open-label study, which was conducted in Europe, evaluated intravenous dosing of Oxypurinol in 20 catheterized congestive heart failure patients. The endpoints of this study were left-ventricle ejection fraction and cardiac oxygen consumption. The reported data covered all 14 patients dosed to date. Oxypurinol administration resulted in an average absolute increase of 3.6% (p< 0.0032) in left-ventricle ejection fraction at 5.5 hours post-dosing relative to pre-dosing. This represents a 19.8% relative increase in average ejection fraction.

The LaPlata Study

This investigator-sponsored randomized, double-blinded, placebo controlled trial involved 28 days of oral dosing of Oxypurinol in Congestive Heart Failure patients with left-ventricle ejection fraction equal to less than 40% and class II-III congestive heart failure as rated by the New York Heart Association classification system. The trial enrolled a total of 60 patients, of whom 47 met the entry criteria. The remaining 13 patients enrolled had left ventricle ejection fraction exceeding 40%, as measured by blinded reading of echocardiograms upon completion of the study.

Following 28 days of oral daily dosing (600 mg/day), left-ventricle ejection fraction increased by 6.8% (p=0.017) relative to placebo in the 47 patients who met the prospectively-defined entry criteria. The 6.8% average absolute improvement over placebo represented an average relative increase in cardiac output of 22.6% for the patients receiving Oxypurinol. Improvement in the six minute walk was seen in both treatment groups. However, no statistically significant difference between the two groups was observed. No safety concerns were noted. These final results were announced on February 11, 2005.

As we advanced this project from pre-clinical stage, when the project was acquired by us in fiscal 2002, to a Phase II clinical stage in fiscal 2004, our expenditures for this project increased substantially. Research and development expenditures for this project increased to $8.6 million for fiscal 2004, as compared to $3.3 million for fiscal 2003.

OXYPURINOL FOR GOUT

Pursuant to our license from Genzyme, in May 2002 we exercised our option to acquire the rights to clinical trial data for Oxypurinol in the treatment of allopurinol intolerant gout. Genzyme completed a pivotal, open-label Phase II/III clinical study for the treatment of patients with symptomatic gout who are intolerant to allopurinol prior to our acquisition of this technology. In December 2003, we submitted a NDA to the U.S. Food and Drug Administration, or FDA, for Oxypurinol for the treatment of allopurinol intolerant gout patients. In June 2004, we received an "approvable" letter from the FDA stating that prior to final marketing approval, the FDA requires additional clinical and manufacturing data from us. We have stopped pursuing the allopurinol intolerant gout indication for Oxypurinol for the foreseeable future in order to maintain our focus on our cardiovascular assets.

As a result of the above decision, we have taken non-cash write-downs totaling $7.1 million, net of future income tax recovery, to the intangible assets related to this project in September 2004. The write-downs include write-down of intangible assets and future tax liability, which arose from our acquisition of Cardiome, Inc. (formerly Paralex, Inc.) by issuance of our common shares in March 2002. The write-downs of intangible assets and future tax liability were $11.3 million and $4.5 million, respectively. In addition, we wrote down the carrying value of a license (cash payment in May 2002) by $0.2 million.

Our expenditure for this project was $3.2 million for fiscal 2004, as compared to $4.4 million and $0.8 million for fiscal 2003 and fiscal 2002, respectively. The decrease in expenditure for fiscal 2004, as compared to those incurred in fiscal 2003, was due to the decision to discontinue the program indefinitely.

OTHER PRE-CLINICAL PROJECTS

During fiscal 2004, we also continued certain pre-clinical studies to support various intellectual property protection and business development activities. The total expenditures for these activities were $0.5 million for fiscal 2004, as compared to $1.3 million and $0.4 million for fiscal 2003 and fiscal 2002, respectively.

We expect the research and development expenditures for the year ending December 31, 2005, or fiscal 2005, to be higher than those incurred in fiscal 2004. A significant portion of the research and development expenditures will be incurred in the following activities:

o RSD1235 Intravenous Project -- we expect to complete both ACT 2 and ACT 3 in fiscal 2005 and to begin our preparation work for an NDA for this project;

o RSD1235 Oral Project -- we expect to complete at least one additional Phase I clinical study in Europe and initiate a Phase II clinical proof-of-concept study in atrial fibrillation patients in North America and Europe in fiscal 2005; and

o Oxypurinol for Congestive Heart Failure Project -- we expect to release final results for the OPT-CHF, EXOTIC-EF and the LaPlata studies in fiscal 2005.

GENERAL AND ADMINISTRATION EXPENDITURES

General and administration expenditures for fiscal 2004 were $7.3 million as compared to $5.6 million and $3.8 million for fiscal 2003 and fiscal 2002, respectively.

The increase of $1.7 million in general and administration expenditures in fiscal 2004, as compared to those incurred in fiscal 2003, was largely attributable to the increase of $310,000 in consulting and professional fees, the increase of $635,000 in wages and benefits (including stock-based compensation for administrative and executive personnel), listing fees for the Nasdaq National Market of $150,000, and increase of $572,000 in other expenditures to support our expanded operational activities.

AMORTIZATION

Amortization was $5.1 million for the year ended December 31, 2004, as compared to $6.0 million and $4.4 million for fiscal 2003 and fiscal 2002, respectively. The decrease in amortization for fiscal 2004 was attributable to the reduced net book value of our intangible and other assets, after the write-down of intangible assets associated with the Oxypurinol gout program in September 2004. The decrease in amortization in fiscal 2004 was also due to the additional amortization taken for the transition year (thirteen month period) in fiscal 2003.

WRITE-DOWN OF INTANGIBLE ASSETS

We recorded a total write-down of intangible assets of $11.5 million in fiscal 2004, as compared to $0.0 for the same fiscal period in 2003. The write-down was a result of our decision on the Oxypurinol gout program as described above.

OTHER INCOME (EXPENSES)

Interest and other income was $0.7 million for fiscal 2004, as compared to $0.6 million for fiscal 2003. The increase for the current year was due to the higher average balance of cash and short-term investment balances.

A net foreign exchange loss of $1.1 million was recorded for the year ended December 31, 2004, as compared to a net foreign exchange loss of $46,783 and a net foreign exchange gain of $73,416 for fiscal 2003 and fiscal 2002, respectively. The net foreign exchange loss for the current year was mainly the result of the strengthening Canadian dollar in comparison to the U.S. dollar on our U.S. dollar denominated investment portfolio, foreign currency receivables and foreign currency payables. We are exposed to market risk related to currency exchange rates in the U.S. and Europe because the majority of our clinical development expenditures are incurred in U.S. dollars and Euros. Some of these risks are offset by the reimbursements from Fujisawa in U.S. dollars.

FUTURE INCOME TAX RECOVERY

Future income tax recovery was $8.8 million for fiscal 2004, as compared to $2.1 million for fiscal 2003. The increase in the recovery for fiscal 2004, as compared to fiscal 2003, reflects the recovery of $4.5 million related to the writedown of intangible assets regarding the Oxypurinol gout project and the recognition of the tax benefits of the current year's losses of the U.S. subsidiary of $6.5 million less other withholding tax amounts of $2.2 million.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

Our operational activities for the year ended December 31, 2004 were financed mainly by our working capital carried forward from the preceding fiscal year, research collaborative and licensing fees collected from our partners, Fujisawa and UCB Farchim S.A., and the cash received from the exercise of share purchase warrants and options. During the year ended December 31, 2004, cash provided by financing activities was mainly the proceeds of $7.5 million received from the issuance of our common shares upon exercise of share purchase warrants and options and the proceeds of $4.1 million received from the sale of our common shares to Fujisawa. During the thirteen months ended December 31, 2003, cash provided by financing activities primarily consisted of the proceeds of $28.5 million received from issuance of our common shares pursuant to the two financings completed in fiscal 2003 and the proceeds of $2.6 million received from the issuance of our common shares upon exercise of share purchase warrants and options.

Cash used in operating activities for the year ended December 31, 2004 was $29.7 million, as compared to $5.8 million for the thirteen months ended December 31, 2003. The increase was primarily due to the increase in the loss for the current year resulting from the substantial increase of clinical operational activities and the net change in noncash working capital items primarily related to accounts receivable and deferred revenue.

Cash provided by investing activities for the year ended December 31, 2004 was $11.9 million, as compared to $12.7 million of cash used in investing activities for the thirteen month period ended December 31, 2003. The increase in cash provided by investing activities was mainly due to the increase of $26.2 million net sale of short-term investments; this was offset by the increase of $2.4 million purchases of capital assets. The increase in purchases of capital assets for fiscal 2004 compared to fiscal 2003 was due to the construction cost associated with our new facility. Approximately 60% of these construction costs were recovered from our landlord through a leasehold inducement program.

At December 31, 2004, we had working capital of $26.8 million, as compared to $40.5 million at December 31, 2003. We had available cash reserves comprised of cash, cash equivalents and short-term investments of $24.4 million at December 31, 2004, as compared to $44.6 million at December 31, 2003.

CONFERENCE CALL NOTIFICATION

Cardiome will hold a teleconference and webcast today at 2:00 p.m. EST (11:00 a.m. PST). Please dial 1-888-280- 8771 or 416-695-9720 to access the call. There will be a separate dial-in line for analysts on which we will respond to questions at the end of the presentation. The webcast can be accessed through the "What's New" section of Cardiome's website at http://www.cardiome.com/new/index.php.

ABOUT CARDIOME PHARMA CORP.

Cardiome is a life sciences company focused on developing proprietary drugs to treat or prevent cardiovascular diseases. Its current efforts are focused on the treatment of atrial arrhythmias and congestive heart failure.

FOR FURTHER INFORMATION:

Don Graham
Director of Corporate Communication
Direct: (604) 676-6963 or Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com

FORWARD-LOOKING STATEMENT DISCLAIMER

Certain statements contained in this press release relating to future results, events and expectation are forward-looking statements for purposes of the safe harbour provisions of The Private Securities Litigation Reform Act of 1995. These forward-looking statements contained herein are based on the company's current expectations but they involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from those anticipated in the forward-looking statements as a result of risks and uncertainties, which include, without limitation, capital markets conditions and other risks detailed in our filings with the Securities and Exchange Commission available at http://www.sec.gov. You are urged to consider these factors carefully in evaluating the forward-looking statements herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by this cautionary statement. The forward-looking statements made herein speak only as of the date of this press release and the company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as required by law.

BALANCE SHEETS                                        DECEMBER 31, 2004    DECEMBER 31, 2003
--------------                                        -----------------    -----------------
Cash and cash equivalents                                $ 7,673,892           $13,978,880
Short-term investments                                    16,693,319            30,604,031
Amounts receivable                                        14,289,307             4,360,377
Prepaid expenses                                           1,131,591               798,004
                                                         -----------           -----------
Total current assets                                      39,788,109            49,741,292
Capital assets                                             2,687,290               849,689
Intangible and other assets                               25,851,072            41,533,337
                                                         -----------           -----------
Total assets                                             $68,326,471           $92,124,318
                                                         ===========           ===========

Current liabilities                                      $12,968,960           $ 9,263,563
Long-term portion of capital lease obligations                    --                 7,040
Long-term portion of deferred revenue                      4,015,106             8,304,168
Long-term portion of deferred leasehold inducement           859,984                    --
Future income tax liability                                4,918,000            15,860,000
Shareholders' equity                                      45,564,421            58,689,547
                                                         -----------           -----------
Total liabilities and shareholders' equity               $68,326,471           $92,124,318
                                                         ===========           ===========


                                                  FOR THE                             FOR THE           FOR THE
                                                   THREE          FOR THE FOUR         TWELVE           THIRTEEN
                                                   MONTHS            MONTHS            MONTHS            MONTHS
                                                   ENDED             ENDED             ENDED             ENDED
STATEMENTS OF LOSS AND DEFICIT                  DEC 31, 2004      DEC 31, 2003      DEC 31, 2004      DEC 31, 2003
------------------------------                  ------------      ------------      ------------      ------------
Revenue
Licensing fees                                  $  8,414,583      $    953,566      $ 12,563,649      $  1,350,366
Research collaborative fees                        3,225,179         4,033,242        13,839,595         4,696,827
                                                ------------      ------------      ------------      ------------
                                                  11,639,762         4,986,808        26,403,244         6,047,193
                                                ------------      ------------      ------------      ------------
Expenses
Research and development                           8,914,280         7,747,825        38,666,892        16,928,018
General and administration                         2,154,074         2,105,198         7,296,911         5,631,050
Amortization                                       1,071,723         1,853,166         5,062,158         6,028,230
Write-down of intangible assets                           --                --        11,521,176
                                                ------------      ------------      ------------      ------------
                                                  12,140,077        11,706,189        62,547,137        28,587,298
                                                ------------      ------------      ------------      ------------
Operating loss                                      (500,315)       (6,719,381)      (36,143,893)      (22,540,105)
                                                ------------      ------------      ------------      ------------
Other income (losses)                               (709,540)         (401,150)
                                                ------------      ------------      ------------      ------------
Loss before income taxes                          (1,209,855)       (6,501,747)      (36,545,043)      (21,975,813)
Future income tax recovery                         2,997,000           649,000         8,778,000         2,110,000
                                                ------------      ------------      ------------      ------------
Net income (loss) for the period                $  1,787,145      $ (5,852,747)     $(27,767,043)     $(19,865,813)
Deficit, beginning of period                     (93,845,817)      (58,438,882)      (64,291,629)      (44,425,816)
                                                ------------      ------------      ------------      ------------
Deficit, end of period                          $(92,058,672)     $(64,291,629)     $(92,058,672)     $(64,291,629)
                                                ============      ============      ============      ============
Basic net income (loss) per common share(1)     $       0.05      $      (0.16)     $      (0.71)     $      (0.63)
                                                ============      ============      ============      ============
Diluted net income (loss) per common share(1)   $       0.04      $      (0.16)     $      (0.71)     $      (0.63)
                                                ============      ============      ============      ============

1 Basic and diluted net income (loss) per common share is based on the weighted average number of common shares outstanding during the period.